EXHIBIT 12

STATEMENTS: COMPUTATION OF RATIOS

The following is a computation of Non-GAAP financial ratios:

	Years Ended December 31,
(dollars in thousands)	2008	2007	2006	2005	2004
Net Interest Income	$137,644	$123,519	$91,522	$84,798	$74,628
Effect of Tax Benefit on Interest Income	4,902	4,746	3,544	3,283	2,861

Net Interest Income (TE) (1)	142,546	128,265	95,066	88,081	77,489

Noninterest Income	91,932	76,594	23,450	26,141	23,217
Effect of Tax Benefit on Noninterest Income	1,599	1,901	1,123	1,066	897

Noninterest Income (TE) (1)	93,530	78,494	24,573	27,207	24,114

Total Revenues (TE) (1)	$236,076	$206,759	$119,639	$115,288	$101,603

Total Noninterest Expense	$161,226	$140,118	$72,545	$63,708	$54,291
Less Intangible Amortization Expense	(2,408)	(2,198)	(1,118)	(1,207)	(885)

Tangible Operating Expense (2)	$158,818	$137,920	$71,427	$62,501	$53,406

Net income	$39,912	$41,310	$35,695	$22,000	$27,339
Effect of Intangible Amortization, net of tax	1,566	1,429	727	784	575

Cash earnings	$41,478	$42,739	$36,422	$22,785	$27,914

Net Income per Common Share- Diluted	$3.04	$3.27	$3.57	$2.24	$3.01
Diluted Shares	13,027	12,642	9,993	9,813	9,093
Effect of Intangible Amortizaton per diluted share, net of tax	$0.12	$0.11	$0.07	$0.08	$0.06

Cash Earnings per Share- Diluted	$3.16	$3.38	$3.64	$2.32	$3.07

Return on Average Common Equity	7.59%	8.87%	12.86%	8.41%	12.98%
Effect of Intangibles (2)	8.10	9.99	7.66	5.55	6.54

Return on Average Tangible Common Equity (2)	15.69%	18.86%	20.52%	13.96%	19.52%

Efficiency Ratio	70.2%	70.0%	63.1%	57.4%	55.5%
Effect of Tax Benefit Related to Tax Exempt Income	(1.9)	(1.1)	(2.5)	(2.2)	(2.1)

Efficiency Ratio (TE) (1)	68.3%	68.9%	60.6%	55.2%	53.4%
Effect of Amortization of Intangibles	(1.0)	(2.2)	(0.9)	(1.0)	(0.8)

Tangible Efficiency Ratio (TE) (1) (2)	67.3%	66.7%	59.7%	54.2%	52.6%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.

(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

STATEMENTS: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2008	2007	2006	2005	2004

Net income	$39,912	$41,310	$35,695	$22,000	$27,339
Income tax expense	15,870	17,160	14,535	8,162	12,174

Income before income tax expense	$55,782	$58,470	$50,230	$30,162	$39,513
Fixed charges
Interest on short-term and other borrowings	$29,807	$34,430	$15,655	$13,852	$10,144

Fixed charges excluding interest on deposits	29,807	34,430	15,655	13,852	10,144
Interest on deposits	96,376	104,297	58,116	36,598	23,837

Fixed charges including interest on deposits	$126,183	$138,727	$73,770	$50,450	$33,982
Preferred stock dividends	348	—	—	—	—

Fixed charges including preferred stock dividends	$126,531	$138,727	$73,770	$50,450	$33,982

Earnings for ratio computations (1)
Excluding interest on deposits	$85,589	$92,900	$65,885	$44,014	$49,657
Including interest on deposits	$181,965	$197,197	$124,000	$80,612	$73,495
Ratio of earnings to fixed charges (2)
Excluding interest on deposits	2.87	2.70	4.21	3.18	4.90
Including interest on deposits	1.44	1.42	1.68	1.60	2.16
Ratio of earnings to fixed charges and preferred dividends (2)
Excluding interest on deposits	2.84	2.70	4.21	3.18	4.90
Including interest on deposits	1.44	1.42	1.68	1.60	2.16

(1)	Earnings are the sum of income before income tax expenses and fixed charges.
(2)

For purposes of calculating the ratio of earnings to fixed charges, fixed charges are the sum of interest and debt expenses, excluding interest on deposits, and, for the second alternative, fixed charges are the sum of interest and debt expenses including interest on deposits.